Mitchell S. Sussbaum
Partner

345 Park Avenue
New York, NY 10154-1895

Direct 212.407.4159
Main 212.407.4000
Fax 212.504.3013
mnussbaum@loeb.com

Via Fax and Edgar
November 20, 2006
Mr. Mike E. Karney
Mr. John Zitko
United States Securities and Exchange Commission
Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Re:    Great Wall Acquisition Corporation (the “Company”)(File No. 333-134098)
Dear Mr. Karney and Mr. Zitko,
Pursuant to telephone conversations with the Staff on Friday, November 17, 2006, there was some discussion regarding the date by which the Company needed to clear review by the Commission related to the Company’s S-4 Registration Statement (the “Registration Statement”) so that it may consummate its acquisition of at least 51% of Chinacast Communication Holdings (”Chinacast”) prior to December 31, 2006. We respectfully informed the Staff by telephone conversation that November 17 was the latest date used in the Company’s timeframes based upon the following analysis:
Assuming the Registration Statement cleared comments on November 17, it would have printed the proxy statement/Registration Statement over the weekend of November 18 and 19 to be able to commence mailing to stockholders on Monday, November 20. The earliest possible date that the Company would have been able to hold a stockholder meeting was November 30. This was the date that was inserted in the Company’s proxy statement as the proposed meeting date. Assuming the stockholders of the Company approved the transaction, the earliest possible date that the tender offer could be announced would be on the next day due to the time difference between Singapore and New York (December 1). We have been advised by Singapore counsel that the tender offer documents cannot be distributed to Chinacast shareholders until at least 14 calendar days from announcement of the tender offer (no earlier than December 15). Following completion of this 14 day period, as disclosed in the Registration Statement and pursuant to the Letters of Undertaking, the Chinacast Majority would have seven (7) business days to tender their shares of Chinacast for shares of the Company. This seven business day period would expire on December 28 (December 30 and 31 are weekend dates). Therefore, on this basis, the date of November 17 was provided to the Staff.
As you are aware, the Staff has concluded for the reasons mentioned in a call with Chinacast and its auditors, Deloitte Touche Tohmatsu CPA LLP (“Deloitte”), that the Company is required to update the Registration Statement to include the interim financial statements of Chinacast for the nine month period ending on September 30, 2006. We have been informed by Chinacast that Deloitte has committed in writing to use best efforts to complete its review of the interim

United States Securities and Exchange Commission
November 20, 2006

financial statements and provide a consent for the filing of an amended Registration Statement containing the updated interim financial statements by Monday morning November 27. In light of the foregoing, we seek to amend the timeframe set forth above as follows: Assuming clearance of the Staff’s review of the Registration Statement by November 30, the earliest the Company could hold a stockholder meeting would be on December 11. Assuming stockholder approval of the transaction, the earliest the tender offer period could commence would be on December 27. This would require the Chinacast Majority to tender in less than the seven business day period originally provided and would require coordination with local officials for availability during the holiday period (whereas in the prior timeframe, the transaction could have been consummated prior to the holiday week if the requisite number of Chinacast stockholders tendered within the first five days of the seven business day period). The Company and Chinacast have represented to us that this is possible.
We understand and respect from previous telephone conversations that the Staff is currently faced with many other tight timeframes. The Company respectfully requests the Staff’s cooperation until November 30 to be able to present the proposed transaction to its stockholders for a vote on December 11. The Company’s existence is entirely dependent on its ability to meet this timeframe.
Very truly yours,
/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Partner